SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

(Name of Subject Company (Issuer))

AMGEN INC.

(Name of Filing Person (Issuer))

Liquid Yield Option Notes due 2032 (Zero Coupon—Senior)

(Title of Class of Securities)

031162 AC4 and 031162 AE0

(CUSIP Number of Class of Securities)

David J. Scott, Esq.	with copy to:
Senior Vice President, General Counsel	Tracy Edmonson, Esq.
and Secretary	Brian Cartwright, Esq.
One Amgen Center Drive	Latham & Watkins LLP
Thousand Oaks, California 91320-1799	505 Montgomery Street, Suite 2000
(805) 447-1000	San Francisco, CA 94111-2562
(Name, address and telephone number of person	(415) 391-0600
authorized to receive notices and
communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $1,742,621,466	Amount of Filing Fee*:	$205,107

*	This tender offer statement relates to the exchange by Amgen Inc. of an aggregate of up to $2,359,102,000 in principal amount at maturity of its Zero Coupon Convertible Notes due 2032 for any and all of the $2,359,102,000 in principal amount at maturity of its currently outstanding Liquid Yield Option Notes due 2032. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, this amount is the book value as of March 1, 2005 of the maximum amount of the currently outstanding Liquid Yield Option Notes due 2032 that may be received by the Registrant from tendering holders.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $205,107	Filing Party: Amgen Inc.
Form or Registration No.: S-4 (333-123293)	Date Filed: March 14, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a proposed offer (the “Exchange Offer”) by Amgen Inc., a Delaware corporation (the “Company”), to exchange $1,000 principal amount at maturity of its Zero Coupon Convertible Notes due 2032 (the “New Notes”) for each $1,000 principal amount at maturity validly tendered and accepted of its Liquid Yield Option Notes due 2032 (the “Old Notes”), upon the terms and subject to the conditions set forth in the prospectus (as amended and supplemented from time to time, the “Prospectus”), which is part of the Company’s Registration Statement on Form S-4 (File No. 333-123293), dated the date hereof (the “Registration Statement”) and is incorporated herein by reference. The Exchange Offer has not yet commenced.

     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information set forth in the Prospectus under the heading “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. Amgen Inc. is the issuer and subject company. The Company maintains its registered and principal executive offices at One Amgen Center Drive, Thousand Oaks, California 91320-1799 and the telephone number there is (805) 447-1000.

     (b) Securities. The Old Notes were issued under an Indenture, dated as of March 1, 2002 and supplemented as of March 2, 2005, between the Company and LaSalle Bank National Association, as trustee and paying agent (the “Paying Agent”). As of March 11, 2005, there was $2,359,102,000 aggregate principal amount at maturity of Old Notes outstanding and DTC was the sole record Holder of the Old Notes. The Old Notes mature on March 1, 2032.

     (c) Trading Market and Price. There is no established reporting system or trading market for trading in the Old Notes. However, the Company believes the Old Notes currently are traded over the counter. The Company believes that there is no practical way to accurately determine the trading history of the Old Notes. To the extent that the Old Notes are traded, prices of the Old Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Common Stock and the market for similar securities. The Paying Agent has informed us that, as of the date of this Schedule TO, all of the Old Notes are held in global form through DTC. The information in the Registration Statement under the heading “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. Amgen Inc. is the issuer and subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers. The business address of each person set forth below is c/o Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799 and the telephone number there is (805) 447-1000.

Name	Position
Kevin W. Sharer	Chairman of the Board, Chief Executive Officer and President
Hassan Dayem	Senior Vice President and Chief Information Officer

Name	Position
Dennis M. Fenton	Executive Vice President, Operations and Corporate Compliance Officer
Brian M. McNamee	Senior Vice President, Human Resources
George J. Morrow	Executive Vice President, Global Commercial Operations
Richard D. Nanula	Executive Vice President and Chief Financial Officer
Roger M. Perlmutter	Executive Vice President, Research and Development
David J. Scott	Senior Vice President, General Counsel and Secretary
David Baltimore	Director
Frank J. Biondi, Jr.	Director
Jerry D. Choate	Director
Edward V. Fritzky	Director
Frederick W. Gluck	Director
Frank C. Herringer	Director
Franklin P. Johnson, Jr.	Director
Gilbert S. Omenn	Director
Judith C. Pelham	Director
J. Paul Reason	Director
Donald B. Rice	Director
Leonard D. Schaeffer	Director

Item 4. Terms of the Transaction.

     (a) Material Terms. The information in the Prospectus under the headings “Summary,” “The Exchange Offer,” “Description of New Notes” and “United States Federal Income Tax Consequences” is incorporated herein by reference.

     (b) Purchases. None of the Company’s officers, directors or affiliates hold any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving Subject Company’s Securities. The Old Notes were issued under an Indenture, dated as of March 1, 2002 and supplemented as of March 2, 2005, between the Company and LaSalle Bank National Association.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information in the Prospectus under the headings “Summary” and “The Exchange Offer” is incorporated herein by reference.

     (b) Use of Securities Acquired. Any Old Notes submitted for exchange will be canceled and retired.

     (c) Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The consideration to be used in the Exchange Offer consists of New Notes and an exchange fee. If all of the Old Notes are tendered and accepted for exchange, an aggregate principal amount at maturity of up to $2,359,102,000 of New Notes will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from cash on hand.

     (b) Conditions. Not applicable.

     (d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. No Old Notes are held by any person named in Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

     (b) Securities Transactions. Except as otherwise disclosed below, to the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Old Notes;

•	the Company will not purchase any Old Notes from such persons; and

•	during the 60 days preceding the date of this Schedule TO, none of such officers, directors or affiliates has engaged in any transactions in the Old Notes.

     On March 1, 2005, the Company purchased approximately $1.59 billion in aggregate principal amount at maturity of Old Notes which were surrendered for purchase in connection with a notification on January 31, 2005 that holders of Old Notes had the right to surrender their Old Notes for purchase by the Company pursuant to the terms of the indenture for the Old Notes. The purchase price for the Old Notes was $738.68 in cash per $1,000 in principal amount at maturity. The aggregate purchase price for all the Old Notes validly surrendered for purchase and not withdrawn was approximately $1.17 billion. The Company has paid the aggregate purchase price in cash from existing cash balances.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth in the Prospectus under the captions “The Exchange Offer—Exchange Agent,” “The Exchange Offer—Information Agent,” “The Exchange Offer—Dealer Managers,” and “The Exchange Offer—Other Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial Information. The following financial statements and information are incorporated by reference:

          (1) The audited consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

          (2) The information set forth in the Prospectus under the caption “Ratio of Earnings to Fixed Charges.”

          (3) The book value per share as of December 31, 2004 was $15.64.

     (b) Pro Forma. On a pro forma basis, the Exchange Offer will have no material effect on the Company’s historical financial information.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

     (b) Other Material Information. Not applicable.

Item 12. Exhibits.

     See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMGEN INC.

By:	/s/ Steven J. Schoch

Name:	Steven J. Schoch
Title:	Vice President, Finance and Controller

Dated: March 14, 2005

EXHIBIT INDEX

(a)(1)(i)	Prospectus (subject to completion), dated March 14, 2005 (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus (subject to completion), dated March 14, 2005 (incorporated by reference to the Registration Statement).

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 1, 2002, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2002.

(d)(2)	Supplemental Indenture dated as of March 2, 2005 to the Indenture, dated as of March 1, 2002 between Amgen Inc. and LaSalle Bank National Association, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2005.

(g)	Not applicable.

(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).